July 19, 2006
Ms. Barbara Jacobs
Assistant Director
United States Securities and Exchange Commission
One Station Place
100 F Street NE
Washington, D.C 20549
Dear Ms. Jacobs:
This letter is in response to the Staff’s comment letter dated June 29, 2006 regarding:
Powerhouse Technologies Group, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed on June 15, 2006
File No. 333-13117
Form 10-KSB/A for the year ended March 31, 2005
Form 10-QSB for the period ended September 30, 2005
File No. 333-05278-NY
In providing this response, Powerhouse Technologies Group Inc. (the Company) acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.
     General
      1.      Please refer to prior comment 6. Your response indicates that the purchasers in the March 2006 private placement include existing institutional investors and investors who contacted you prior to the filing of the pending registration statement. Please tell us whether the private placement transaction included investors with whom you did not have an existing relationship who you contacted or who contacted you after January 20, 2006. If so, please tell us how those persons were identified or became aware of the investment opportunity.
Response 1.      Of the 21 investors in the March 2006 private placement, the following were existing shareholders: LBI Group Inc., Governing Dynamics Investment, LLC, and Iroquois Master Fund Ltd.. Six of the investors include our lead attorney, Robert Goldberg, and five of the members of his firm, Robert Dokson, Neal Fink, Amy Kaye, Albert Labovitz and Barry Leitz. The Company had a prior business relationship with George Karfunkel, Thomas Unterberg, Shai Stern and Robert Sinclair. Each of the remaining investors in the March 2006 Placement was referred to us by our Board member Alex Mashinsky. In summary, each investor had a prior relationship with the Company or its Board members prior to January 20, 2006, and not one investor was solicited by the Company to invest in the March 2006 Private Placement.
      2.     Because you failed to obtain effectiveness of the registration statement within the time periods prescribed by the Registration Rights Agreement, a discussion of the penalties incurred should be described in the risk factors section. Disclose the aggregate number of shares you will issue for the penalty accruing through the most recent applicable date and discuss any additional penalties that may accrue under the agreement.
Response 2.      We have added a Risk Factor to the registration statement in response to the Staff’s comment.
Calculation of Registration Fee
      3. Footnote 2 to the fee table indicates that the amounts shown are “as calculated in Amendment No. 1 to this registration statement.” Please revise the fee table to reflect the decrease in Amendment No. 2 in the number of shares covered by the registration statement.
Response 3.     The fee table has been revised in response to the Staff’s comment.
Summary
      4.     We note that you removed the business section from the table of contents and from the body of the prospectus and have included it as part of the summary. The summary should not contain all of the detailed information called for by Item 101 of Regulation S-B, which should rather be included in a separate section in the body of the prospectus. Please ensure that all voluntary revisions are consistent with the form requirements.
Response 4.      We have revised the registration statement in response to the Staff’s comment.

Risk Factors, page 5 If our private offering of shares of common stock and warrants to purchase additional shares... page 8
      5.     Please revise the text of the risk factor to refer to whether or not investors pursue rescission rights against the company rather than whether or not the SEC will or will not integrate the transactions since any claim to a rescission right will be asserted by investors.
Response 5.     We have revised the rescission risk factor in response to the Staff’s comment.
Selling Stockholders, page 10
      6.     The total under the column entitled “Number of Shares to be Offered by the Selling Stockholder” does not equal the total of’ 44,839,849 shares of common stock and common stock underlying the warrants discussed as having been issued in the September and December 2005 private placements and in connection with the placement agency agreement. This total also does not reconcile with the 1.5 times the shares of common stock and common stock underlying the warrants issued in those transactions that are being registered on this Form SB-2. Please revise or advise.
Response 6.     In response to the Staff’s comment, we have modified the selling stockholder table to be consistent with the number of shares the Company is registering.
      7.     Please reconcile the numbers and percentages in the selling shareholder table with the beneficial ownership table on page 34.
Response 7.     The tables have been revised in response to the Staff’s comment.
Form 10-KSB for the transition period from April 1, 2005 to December 31, 2005
Form 10-Q for the period ended March 31, 2006
          8. Please amend the transitional report and the quarterly report to provide information consistent with your responses to prior comments 13 and 16 and accurate as of the date of filing. We note that your proposed disclosure in response to comment 13 refers to the end of the period covered by “this Quarterly Report.” Please revise so that it refers to the period covered by the transitional report and include a timetable, to the extent known, when the company expects to have adequately addressed the material weaknesses.
Response 8: With respect to Form 10-KSB for the transition period from April 1, 2005 to December 31, 2005, and in response to Comment 8 above and prior Comments 13 and 16, the Company proposes the following amended Controls and Procedures section for the Form 10-KSB/A for the transition period from April 1, 2005 to December 31, 2005:
ITEM 8A. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
In connection with the audit of our financial statements for the transition period from April 1, 2005 to December 31, 2005, Hein & Associates LLP (“Hein”), our independent accountants, identified certain “material weaknesses” in our internal control over financial reporting under standards established by the American Institute of Certified Public Accountants, or AICPA. A material weakness was defined for the applicable period as a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. A reportable condition was defined for the applicable periods as a matter that relates to significant deficiencies in the design or operation of internal controls that could adversely affect an organization’s ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.
The following material weaknesses and/or reportable conditions in our internal controls were identified:
(1)	Insufficient number of internal personnel with the appropriate knowledge, experience and training with respect to accounting standards and related disclosures (i) generally accepted in the United States (“GAAP”) and (ii) required by the Securities and Exchange Commission;

(2)	Insufficient number of internal personnel with technical accounting expertise to capture, analyze, accurately account for and disclose significant and complex transactions; and

(3)	Lack of audit committee oversight.
The above material weaknesses may also constitute deficiencies in the disclosure controls and procedures.
We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, which considered the above findings of Hein, the Company’s management, including the Chief Executive Officer and Principal Financial and Accounting Officer concluded that, as of December 31, 2005, the Company’s internal controls over financial reporting were not effective.

Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act rules 13a-15 or 15d-15 that occurred during the three months ended December 31, 2005. However, as a result of the material weaknesses identified at December 31, 2005, as discussed above, we have taken the following steps to improve the effectiveness of the Company’s internal controls:
(1)	Effective in early March 2006, we retained additional outside accounting consultants to supplement the Company’s finance and accounting functions and to support the preparation of the consolidated financial statements and related information, including the financial statements contained in this report.

(2)	Effective in mid-March 2006, the Company adopted a comprehensive set of accounting procedures to help ensure that all accounting transactions are accounted for timely and accurately.

(3)	We hired a new Controller to ensure that accounting issues are addressed, documented, approved and resolved.
Additionally, in early 2006, we began actively recruiting additional independent board members who could qualify as an “audit committee financial expert,” as defined in Item 401(e) (2) of Regulation S-B, in anticipation of establishing an audit committee. Three new Board members joined the Board on May 11, 2006, at which time our Audit Committee was formed.
We believe the cost to implement the above enhancements to our internal controls will not exceed $200,000 per year.
We believe our internal controls will be effective once training is completed and once our audit committee becomes fully functional, both of which occurred by June 30, 2006. We will continue our efforts to improve our internal controls. Management believes the financial information and statements for the periods covered in Form 10-KSB/A for the transition period from April 1, 2005 to December 31, 2005 are fairly stated in all material respects.
Response 8 with respect to Form 10QSB for the quarterly period ended March 31, 2006: In response to Comment 8 above and prior Comments 13 and 16, the Company proposes the following amended Controls and Procedures section for the Form 10-QSB/A for the quarterly period ended March 31, 2006:
ITEM 3. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
In connection with the audit of our financial statements for the transition period from April 1, 2005 to December 31, 2005, Hein & Associates LLP (“Hein”), our independent accountants, identified certain “material weaknesses” in our internal control over financial reporting under standards established by the American Institute of Certified Public Accountants, or AICPA The material weaknesses that existed at December 31, 2005 continued to exist at March 31, 2006. A material weakness was defined for the applicable period as a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. A reportable condition was defined for the applicable periods as a matter that relates to significant deficiencies in the design or operation of internal controls that could adversely affect an organization’s ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.
The following material weaknesses and/or reportable conditions in our internal controls were identified:
(1)	Insufficient number of internal personnel with the appropriate knowledge, experience and training with respect to accounting standards and related disclosures (i) generally accepted in the United States (“GAAP”) and (ii) required by the Securities and Exchange Commission;

(2)	Insufficient number of internal personnel with technical accounting expertise to capture, analyze, accurately account for and disclose significant and complex transactions; and

(3)	Lack of audit committee oversight.
The above material weaknesses may also constitute deficiencies in the disclosure controls and procedures.
We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, which considered the above findings of Hein, the Company’s management, including the Chief Executive Officer and Principal Financial and Accounting Officer concluded that, as of March 31, 2006, the Company’s internal controls over financial reporting were not effective. The above material weaknesses may also constitute deficiencies in the disclosure controls and procedures.

Changes in Internal Control over Financial Reporting
As a result of the material weaknesses identified at December 31, 2005, which continued to exist at March 31, 2006 as discussed above, we have taken the following steps to improve the effectiveness of the Company’s internal controls:
(1)	Effective in early March 2006, we retained additional outside accounting consultants to supplement the Company’s finance and accounting functions and to support the preparation of the consolidated financial statements and related information, including the financial statements contained in this report.

(2)	Effective in mid-March 2006, the Company adopted a comprehensive set of accounting procedures to help ensure that all accounting transactions are accounted for timely and accurately.

(3)	We hired a new Controller to ensure that accounting issues are addressed, documented, approved and resolved. The new Controller was fully trained by June 30, 2006.
Additionally, in early 2006, we began actively recruiting additional independent board members who could qualify as an “audit committee financial expert,” as defined in Item 401(e) (2) of Regulation S-B, in anticipation of establishing an audit committee. Three new Board members joined the Board on May 11, 2006, at which time our Audit Committee was formed, and which is now fully functional.
Except as identified above, there have been no other changes in our internal controls.
We believe the cost to implement the above enhancements to our internal controls will not exceed $200,000 per year.
While theses changes did not eliminate our material weaknesses as of March 31, 2006, we believe our internal controls are now effective, since our consultants and internal personnel have been sufficiently trained and our audit committee is now fully functional, both of which were completed by June 2006. Management also believes that the financial information and statements covered by this Quarterly Report on Form 10-QSB/A for the quarterly period ended March 31, 2006 are fairly stated in all material respects.
9. Explain your statements in the quarterly report that you “now have in place the appropriate team to insure” that you have adequately addressed the material weaknesses but that your certifying officers have concluded that your controls and procedures are not effective. Do you believe you successfully eliminated any of the material weaknesses as of March 31, 2006? If so, you should disclose this in a clear statement. Finally, consistent with your response to comment 18, disclose that you expect to adequately address the material weaknesses by the end of the quarter ended June 30, 2006.
Response 9: Management believes that as of June 30, 2006 it had fully addressed the previously disclosed material weaknesses. Since the initial identification of material weaknesses over internal controls, we have hired a controller, engaged external accountants and implemented comprehensive accounting procedures to strengthen our internal controls. While there is always a learning curve associated with the new staff and procedures, we are confident that our staff and procedures will enable us to conclude that our internal controls are now effective, which we could not state as of March 31, 2006. See revised disclosure included with Response 8.
We trust that this letter adequately addresses your concerns in your letter of June 29, 2006.
Best regards,
Richard Liebman
Chief Financial Officer